Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended September 30, 2019 under IFRS

Operating Margin4 at 18.1%

EPS for the quarter grew by 36.7% YoY

Bangalore, India and East Brunswick, New Jersey, USA – October 15, 2019 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended September 30, 2019.

Highlights of the Results

Results for the Quarter ended September 30, 2019:

•	Gross Revenue was ₹151.3 billion ($2.1 billion1), an increase of 4.0% YoY

•	IT Services Segment Revenue was at $2,048.9 million, an adjusted[2] increase of 2.5% YoY

•	Non-GAAP[3] constant currency IT Services Segment Revenue increased by 1.1% QoQ. Adjusted[2] Non-GAAP[3] constant currency IT Services Segment Revenue grew 3.8% YoY

•	IT Services Operating Margin[4] for the quarter was at 18.1%, an increase of 3.1% YoY

•	Net Income for the quarter was ₹25.5 billion ($361.4 million1), an increase of 35.1% YoY

•	EPS for the quarter was ₹4.3 ($0.061) per share and grew 36.7% YoY

Performance for the quarter ended September 30, 2019

Abidali Z. Neemuchwala, CEO and Managing Director said, “We had a good in-quarter execution on both revenues and margins. The overall growth was broad based with 6 out of 7 industry verticals growing on a YoY basis and we signed a large deal in India aligned to our strategy of taking global offerings to India customers.”

Jatin Dalal, Chief Financial Officer said, “We delivered operating margins in a tight range after absorbing the impact of two months of wage hike. Growth remains our priority and we remain invested for future. We also successfully completed the Share Buyback program in September, which saw strong participation from our investors.”

Outlook for the Quarter ending December 31, 2019

We expect Revenue from our IT Services business to be in the range of $2,065 million to $2,106 million*. This translates to a sequential growth of 0.8% to 2.8%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.23, Euro/USD at 1.11, AUD/USD at 0.68, USD/INR at 70.59 and USD/CAD at 1.32

Share Buyback Update

In the quarter ended September 30, 2019, the Company has concluded the buyback of 323.1 million equity shares as approved earlier by the Board of Directors at their meeting held on April 16, 2019. This has resulted in a total cash outflow of ₹105 billion ($1.49 billion1).

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹70.64, as published by the Federal Reserve Board of Governors on September 30, 2019. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2019 was US$1= ₹71.56.

2.	YoY growth rates for Q2’20 have been computed by adjusting revenues for Q2’19 for the impact from the divested Workday and Cornerstone on Demand business.
3.	Constant currency revenue for a period is the product of volumes in those period times the average actual exchange rate of the corresponding comparative period.
4.	Operating Margin refers to Segment Results Total as reflected in IFRS financials.

IT Services

Wipro continued its momentum in winning large deals globally as described below:

•

Wipro has secured a multi-year engagement with a top North America based global bank to provide DevOps services which will enable the bank to launch new products swiftly and go-to-market faster at an optimal cost.

•	Wipro has won a transformation deal with a leading digital media and broadcasting company to digitize their enterprise processes to deliver better stakeholder experience.

•	A large US-based healthcare company has renewed its contract with Wipro to automate its claims process and improve efficiency, leveraging the capabilities of Wipro HOLMES™.

•

A UK-based global software company has awarded Wipro a contract to build, test, and transform its IT operations across core business applications including finance, sales and customer relationship management.

•	A major European industrial manufacturing company has renewed and expanded its existing contract with Wipro for workplace digitalization and service desk support.

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•	A global e-commerce and internet company has chosen Appirio to streamline the customer relationship management process for its employees by migrating to a cloud-based customer service platform.

•	A leading US-based medical technology company has chosen Wipro to automate its key business processes for enhanced user experience and cost optimization.

•

A multinational publication and media company has selected Wipro to implement a newly launched digital subscription management product, enabling seamless integration of its various internal functions as well as transform the client’s user experience.

•	A large telecommunications company has awarded Wipro a multi-year deal to provide network test automation and crowdsourcing engagement services leveraging Topcoder.

•	A US-based university has chosen Appirio to help migrate to a new cloud-based system, which will enable the institution to centralize their data and derive sharper insights.

Analyst Accolades and Awards

•	Wipro was positioned as a Leader in The Forrester Wave™: Application Modernization And Migration Services, Q3 2019

•	Wipro positioned as a Leader in Gartner Magic Quadrant for Data Center Outsourcing and Hybrid Infrastructure Managed Services, Asia/Pacific, DD Mishra, To Chee Eng, Claudio Da Rold, 24 Jul-2019

•	Wipro was positioned as a Leader in The Forrester Wave™: AI Consultancies, Q3 2019

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Professional Services Firms for Utilities Customer Experience 2019 Vendor Assessment. (Doc #US43251618, July 2019)

•	Wipro was positioned as a Leader and Star Performer in Everest Group Banking BPS – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	Wipro was positioned as a Leader in Everest Group Life Sciences Digital Services – Service Provider Landscape with Services PEAK Matrix™ Assessment 2019

•	Wipro positioned as a Leader in multiple quadrants in ISG Provider Lens™ Network - Software Defined Solutions & Services, Global, UK & Nordics

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹3.2 billion ($45.8 million1).

•	IT Products Operating Margin[4] for the quarter was 4.6%.

India business from State Run Enterprises (SRE)

•	India SRE Segment Revenue for the quarter was ₹2.1 billion ($29.3 million1).

•	India SRE Operating Margin[4] for the quarter was –8.5%.

Please refer to the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis and adjustments for divestment.

All product names, logos, and brands are property of their respective owners.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The tables on page 8 provide IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2019, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP20191015

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2019	As at September 30, 2019
			Convenience translation into US dollar in millions (Refer Footnote 1 on Page 1)
ASSETS
Goodwill	116,980	119,674	1,694
Intangible assets	13,762	14,870	211
Property, plant and equipment	70,601	75,190	1,064
Right-of-use assets	—	16,223	230
Financial assets
Derivative assets	173	129	2
Investments	6,916	8,276	117
Trade receivables	4,373	4,373	62
Other financial assets	5,146	4,258	60
Investments accounted for using the equity method	1,235	1,248	18
Deferred tax assets	5,604	5,969	84
Non-current tax assets	20,603	11,128	158
Other non-current assets	15,872	11,994	170

Total non-current assets	261,265	273,332	3,870

Inventories	3,951	2,681	38
Financial assets
Derivative assets	4,931	3,485	49
Investments	220,716	145,717	2,063
Cash and cash equivalents	158,529	180,441	2,554
Trade receivables	100,489	96,871	1,371
Unbilled receivables	22,880	25,948	367
Other financial assets	14,611	11,732	166
Contract assets	15,038	16,475	233
Current tax assets	7,435	2,847	40
Other current assets	23,086	22,996	326

	571,666	509,193	7,207
Assets held for sale	240	—	—

Total current assets	571,906	509,193	7,207

TOTAL ASSETS	833,171	782,525	11,077

EQUITY
Share capital	12,068	11,426	162
Securities premium reserve	533	1,147	16
Retained earnings	534,700	478,515	6,774
Share-based payment reserve	2,617	2,328	33
Other components of equity	18,198	21,395	303

Equity attributable to the equity holders of the Company	568,116	514,811	7,288
Non-controlling interest	2,637	1,496	21

TOTAL EQUITY	570,753	516,307	7,309

LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	22,119	313
Lease liabilities	—	10,743	152
Other financial liabilities	—	5	—
Deferred tax liabilities	3,417	3,473	49
Non-current tax liabilities	11,023	11,521	163
Other non-current liabilities	5,258	5,948	84
Provisions	2	10	—

Total non-current liabilities	48,068	53,819	761

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	72,159	1,022
Derivative liabilities	1,310	1,477	21
Trade payables and accrued expenses	88,304	83,484	1,182
Lease liabilities	—	6,231	88
Other financial liabilities	644	601	9
Contract liabilities	24,768	18,463	261
Current tax liabilities	9,541	10,604	150
Other current liabilities	18,046	18,790	266
Provisions	638	590	8

Total current liabilities	214,350	212,399	3,007

TOTAL LIABILITIES	262,418	266,218	3,768

TOTAL EQUITY AND LIABILITIES	833,171	782,525	11,077

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2018	2019	2019	2018	2019	2019
			Convenience translation into US dollar in millions (Refer Footnote 1 on Page 1)			Convenience translation into US dollar in millions (Refer Footnote 1 on Page 1)
Revenues	145,410	151,256	2,141	285,187	298,417	4,224
Cost of revenues	(101,770)	(108,006)	(1,529)	(202,120)	(212,279)	(3,005)

Gross profit	43,640	43,250	612	83,067	86,138	1,219

Selling and marketing expenses	(10,814)	(10,629)	(150)	(21,627)	(21,582)	(306)
General and administrative expenses	(13,696)	(6,527)	(92)	(22,304)	(14,646)	(207)
Foreign exchange gains/(losses), net	1,217	591	8	1,988	1,449	21
Other operating income	269	50	1	2,798	749	11

Results from operating activities	20,616	26,735	379	43,922	52,108	738

Finance expenses	(1,569)	(2,247)	(32)	(3,218)	(3,831)	(54)
Finance and other income	5,136	6,857	97	10,333	13,804	195
Share of net profit /(loss) of associates accounted for using the equity method	20	(2)	—	(33)	(18)	—

Profit before tax	24,203	31,343	444	51,004	62,063	879
Income tax expense	(5,347)	(5,731)	(81)	(11,212)	(12,430)	(176)

Profit for the period	18,856	25,612	363	39,792	49,633	703

Profit attributable to:
Equity holders of the Company	18,889	25,526	362	40,095	49,400	700
Non-controlling interest	(33)	86	1	(303)	233	3

Profit for the period	18,856	25,612	363	39,792	49,633	703

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	3.15	4.30	0.06	6.68	8.27	0.12
Diluted	3.14	4.29	0.06	6.66	8.25	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic	6,004,741,881	5,936,393,069	5,936,393,069	6,004,824,115	5,975,454,269	5,975,454,269
Diluted	6,017,936,849	5,948,113,661	5,948,113,661	6,018,044,619	5,986,683,086	5,986,683,086

	Three months ended			Six months ended		Year ended
Particulars	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	March 31, 2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,760	45,395	43,246	91,155	83,240	175,262
Health BU	18,981	18,871	18,352	37,852	36,552	75,081
CBU	23,530	22,366	22,176	45,896	42,771	89,313
ENU	18,888	18,432	18,107	37,320	35,206	72,830
TECH	19,148	18,660	19,581	37,808	39,085	76,591
MFG	11,886	11,336	11,717	23,222	22,964	46,496
COMM	8,368	8,454	8,203	16,822	15,914	32,680

Total of IT Services	146,561	143,514	141,382	290,075	275,732	568,253
IT Products	3,233	2,409	2,876	5,642	6,408	12,312
ISRE	2,069	2,143	2,391	4,212	5,044	8,544
Reconciling Items	(16)	(47)	(22)	(63)	(9)	(49)

Total Revenue	151,847	148,019	146,627	299,866	287,175	589,060

Other operating Income
IT Services	50	699	269	749	2,798	4,344

Total Other Operating Income	50	699	269	749	2,798	4,344

Segment Result
IT Services
BFSI	8,407	9,335	7,867	17,742	15,087	33,831
Health BU	2,863	2,929	2,649	5,792	4,725	8,638
CBU	3,952	3,506	4,214	7,458	6,821	16,828
ENU	3,084	2,196	(2,050)	5,280	681	7,081
TECH	3,624	3,526	4,644	7,150	8,708	15,916
MFG	2,439	2,092	2,276	4,531	3,674	8,327
COMM	1,044	1,518	1,074	2,562	1,833	4,396
Unallocated	1,044	720	310	1,764	1,005	3,142
Other Operating Income	50	699	269	749	2,798	4,344

Total of IT Services	26,507	26,521	21,253	53,028	45,332	102,503

IT Products	149	(407)	(426)	(258)	(1,166)	(1,047)
ISRE	(177)	(636)	(257)	(813)	(368)	(1,829)
Reconciling Items	256	(105)	46	151	124	283

Total	26,735	25,373	20,616	52,108	43,922	99,910
Finance Expense	(2,247)	(1,584)	(1,569)	(3,831)	(3,218)	(7,375)
Finance and Other Income	6,857	6,947	5,136	13,804	10,333	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	(2)	(16)	20	(18)	(33)	(43)

Profit before tax	31,343	30,720	24,203	62,063	51,004	115,415

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business Unit (Health BU), Consumer Business Unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30, 2019
IT Services Revenue as per IFRS	$2,048.9
Effect of Foreign currency exchange movement	$12.1

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,061.0

Three Months ended September 30, 2019
IT Services Revenue as per IFRS	$2,048.9
Effect of Foreign currency exchange movement	$27.1

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,076.0

Reconciliation of Non-GAAP Adjusted IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30, 2018
IT Services Revenue as per IFRS	$2,009.5
Effect of divestment of Workday & Cornerstone business	$9.7

Adjusted IT Services Revenue	$1,999.8